Exhibit 2
                                                                       ---------

                             WPP GROUP plc ("WPP")

WPP announces that on 1 November 2007 it acquired 250,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 647.524966p per share.